                                                                  EXHIBIT (a)(7)

                      SUMMARY ADVERTISEMENT AS PUBLISHED

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated July 14, 2000, and the related Letter of Transmittal (and any amendments or supplements thereto), and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. The Purchaser (as defined below) may, however, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

                     Notice of Offer to Purchase for Cash
     Up to a Total of 1,200,000 of the Outstanding Shares of Common Stock
                                      of
                                  Cucos Inc.
                                      at
                               $1 Net Per Share
                                      by
                   Jacksonville Restaurant Acquisition Corp.

     Jacksonville Restaurant Acquisition Corp., a Delaware corporation (the "Purchaser"), is offering to purchase up to a total of 1,200,000 of the outstanding shares of common stock, no par value per share (the "Shares"), of Cucos Inc., a Louisiana corporation (the "Company"), at a price of $1 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering shareholders who have Shares registered in their names and who tender directly to Hibernia National Bank (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares under the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses the Depositary incurred in connection with the Offer.

  The Offer, proration period and withdrawal rights will expire at 5:00 p.m., Eastern Time, on Friday, August 11, 2000, unless the Offer is extended.

     The Offer is conditioned upon, among other things, the satisfaction or waiver of certain conditions, including there being validly tendered in accordance with the terms of the Offer and not withdrawn before the expiration of the Offer at least 1,200,000 Shares (the "Minimum Condition"). The Offer is also subject to the satisfaction of certain other conditions. See Section 15 of the Offer to Purchase.

     The purpose of the Offer is for Purchaser to acquire a majority voting interest in the Company.

     The board of directors of the Company has determined that the Offer is fair to the Company's shareholders from a financial point of view and that all shareholders should have the opportunity to take advantage of the Offer. The board of directors may change its position with respect to the Offer under specified circumstances. See Section 12 of the Offer to Purchase.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment under the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased under the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering shareholders. Under no circumstances will interest on the purchase price of Shares be paid by the Purchaser because of any delay in making any payment. Payment for Shares tendered and accepted for payment under the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares, under the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees, and (iii) any other documents required by the Letter of Transmittal.

     If any of the conditions set forth in the Offer to Purchase that relate to the Purchaser's obligations to purchase the Shares are not satisfied by 5:00 p.m., Eastern Time, on Friday, August 11, 2000 (or any other time then set as the Expiration Date), the Purchaser may elect to (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (ii) subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders. The term "Expiration Date" means 5:00 p.m., Eastern Time, on Friday, August 11, 2000, unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     Subject to the terms and conditions set forth in the Offer to Purchase and the applicable rules and regulations of the SEC, the Purchaser reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open or to amend the Offer in any other respect by giving oral or written notice of such extension or amendment to the Depositary and by making a public announcement of such extension or amendment. There can be no assurance that the Purchaser will exercise its right to extend or amend the Offer. Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares.

     Shares tendered under the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment under the Offer, also may be withdrawn at any time after September 10, 2000. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such certificates have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. Withdrawals of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time before the Expiration Date by following any of the procedures described in Section 3 of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

     The receipt of cash in exchange for Shares under the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, a shareholder who receives cash in exchange for Shares under the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and such shareholder's adjusted tax basis in the Shares exchanged therefor. If the Shares constitute capital assets in the hands of the shareholder, the gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The maximum U.S. federal income tax rate applicable to individual taxpayers on long-term capital gain is 20%, and the deductibility of capital losses is subject to limitations. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in the tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer, see Section 5 of the Offer to Purchase.

     The information required to be disclosed under Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided to the Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

          Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to James W. Osborn or Mary Ann Brockhaus at the address and telephone numbers set forth below, and will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares under the Offer.

                                  Cucos Inc.
                            110 Veterans Boulevard
                                   Suite 222
                          Metairie, Louisiana  70005

     James W. Osborn                               Mary Ann Brockhaus
     (504) 835-0306                                 (504) 836-3111


                                 July 14, 2000